UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

MATERIAL EVENT (HECHO ESENCIAL)

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
TAXPAYER I.D.	:	91.144.000-8

Pursuant to Article 9 and subparagraph 2 of Article 10 of Law 18,045 and to the General Rule No. 30, Section II, of the Chilean Securities Exchange Commission, and being duly empowered to this effect by the Board of Directors, I hereby report the following material event regarding Embotelladora Andina S.A. (the "Company"), its business, its publicly traded securities or their public offer, as a material event (hecho esencial):

The following resolutions were adopted at the Ordinary Shareholders’ Meeting held today April 15, 2025, among others:

1.	The approval of the Annual Report, the Statement of Financial Position and the Financial Statements for the year 2024; as well as the Report of the Independent Auditing Firm with respect to the aforementioned Financial Statements;
2.	The ratification of the interim dividends paid against 2024 earnings;
3.	The approval of the Company’s dividend distribution policy and the distribution and payment procedures;
4.	The approval of the determination of the compensation for Directors and members of the Company’ Committees from April 2025; as well as the approval of the Annual Management Report and the operating budget of the Directors Committee and the expenses incurred by the Directors' Committee and the expenses of the Board of Directors;
5.	The appointment of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s Independent Auditing Firm for the year 2025;
6.	The appointment of the following companies as Rating Agencies for the year 2025: Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada as local rating agencies; and Fitch Ratings, Inc. and Moody’s Ratings as international rating agencies;
7.	The approval of the report on Board resolutions allowing related party transactions in accordance with Articles 146 onwards of Chilean Statutory Law No. 18,046, regarding transactions that took place after the last Ordinary Shareholders’ Meeting; and
8.	The designation of Diario Financiero as the newspaper where notices and announcements of ordinary and extraordinary shareholders' meetings should be published.

Santiago, April 15, 2025.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, April 15, 2025